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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CONSTAR INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21036U107

(CUSIP Number)

EagleRock Capital Management, L.L.C.
551 Fifth Avenue, 34th Floor
New York, New York 10176

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 21036U107			Page 2 of 5

1.	Name of Reporting Person: EagleRock Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,712,371

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,712,371

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,712,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 21036U107			Page 3 of 5

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,990,844

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,990,844

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,990,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.8%

14.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 2 TO SCHEDULE 13D
Item 4. Purpose of the Transaction
Signature
Dated: October, 26 2005

AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of common stock of Constar International Inc., a Delaware corporation (the “Issuer”). The shares of common stock of the Issuer (“Common Stock”) were purchased by Mr. Nader Tavakoli and purchased by EagleRock for the account of EagleRock Master Fund, L.P., a Cayman Islands exempted limited partnership (“EagleRock Master Fund”), of which EagleRock is the investment manager. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P. (“EagleRock Capital Partners”), EagleRock Capital Partners (QP), L.P. (“EagleRock Capital Partners (QP)”), both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (“EagleRock Capital Partners Offshore”), a Cayman Islands exempted company.
     EagleRock and Mr. Tavakoli (together, the “Reporting Persons”) previously reported beneficial ownership of shares of the Issuer on Schedule 13D filed on March 30, 2005, as amended by Schedule 13D/A filed on March 31, 2005. This Amendment No. 2 to Schedule 13D is being filed to amend and restate Item 4. The Schedule 13D is hereby amended as follows:
Item 4. Purpose of the Transaction
     The Reporting Persons intend to meet with Issuer’s management and board of directors to convey their views and explore strategic alternatives to achieve shareholder interests. Such strategies may include the retention of outside advisors and professionals and a review of business strategies such as capital spending plans, research and development investments, and asset sales. The Reporting Persons may seek representation on the Issuer’s board of directors and may communicate with other shareholders regarding potential strategies to enhance shareholder value. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of EagleRock’s general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October, 26 2005

EAGLEROCK CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli